FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of First Pacific Company Limited in relation to the Unaudited Financial Results of Metro Pacific Investments Corporation (in which the First Pacific Group holds an economic interest of approximately 93%) for the first half of 2007.

Dated this 21st day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS RELEASE

PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Tuesday, 21 August 2007

MPIC'S FIRST HALF 2007 CORE NET INCOME OF PESOS 165.1 MILLION VS RESTATED NET LOSS OF PESOS 96.2 MILLION FOR FIRST HALF 2006
REPORTED NET INCOME FOR THE PERIOD OF PESOS 568.1 MILLION VS RESTATED NET LOSS OF PESOS 522.0 MILLION LAST YEAR
MAYNILAD WATER AND LANDCO POST SIGNIFICANT GAINS

The attached press release was released today in Manila by Metro Pacific Investments Corporation ("MPIC"), in which the First Pacific Group holds an economic interest of approximately 93 per cent.

MPIC is a Philippine-based, publicly listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Further information on MPIC is available at www.mpic.com.ph .

* * *

For further information, please contact:
Randolph T. Estrellado
Chief Finance Officer
Telephone: +632-888 0802

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632-888 0888

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632-888 0895
Email: dglucindo@mpic.com.ph

METRO PACIFIC INVESTMENTS CORPORATION

FIRST HALF 2007 CORE NET INCOME OF PESOS 165.1 MILLION VS RESTATED NET LOSS OF PESOS 96.2 MILLION FOR FIRST HALF 2006 REPORTED NET INCOME FOR THE PERIOD OF PESOS 568.1 MILLION VS RESTATED NET LOSS OF PESOS 522.0 MILLION LAST YEAR MAYNILAD WATER AND LANDCO POST SIGNIFICANT GAINS

- Core net income of Pesos 165.1 million for the period ended 30th June 2007 against a restated core net loss of Pesos 96.2 million for the same period last year.
- Reported net income for the period at Pesos 568.1 million compared with last year's restated reported net loss of Pesos 522.0 million.
- Maynilad net profit of Pesos 758.0 million.
- Landco net profit of Pesos 108.9 million this year versus a restated loss of Pesos 129.4 million last year.
- Investment of Pesos 750.0 million made in Makati Medical Center.

MAKATI CITY, PHILIPPINES, 21ST AUGUST 2007 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) today reported core net income of Pesos 165.1 million for the first half of 2007, a significant improvement from the restated core net loss of Pesos 96.2 million for the same period last year. Including exceptional gains (net of exceptional losses), reported net income reached Pesos 568.1 million for the period, against a restated net loss of Pesos 522.0 million for the first half of 2006 – a profit turnaround in excess of Pesos 1.0 billion.

The substantial improvement in core net income for the period is attributable to the robust performance of MPIC's two operating companies, Maynilad Water Services, Inc. ("Maynilad") and Landco Pacific Corporation ("Landco"). Maynilad reported net income of Pesos 758.0 million for the first six months of 2007 and contributed Pesos 305.3 million for the period, representing MPIC's net attributable equity interest in Maynilad. Landco's results for the first semester showed a net profit of Pesos 109.0 million compared with a restated loss of Pesos 129.0 million last year. Landco provided Pesos 56.2 million in profit contribution to MPIC, compared with a loss of Pesos 66.0 million attributable to it in the first half of 2006.

Non-recurring income of Pesos 403.0 million was realized during the period, arising principally from the negative goodwill of recent investments made by MPIC net of certain option liability accounting from the Convertible Notes issued by MPIC to affiliates of First Pacific Company Limited ("First Pacific") and Ashmore Investment Management Limited ("Ashmore") and of related transaction and financing expenses.

At the MPIC level, operating expenses and taxes of Pesos 37.6 million were slightly less than the first half of 2006.

"We are quite pleased by the definitive turnaround in MPIC's fortunes during this period. Maynilad is already contributing significant numbers and we look to this strong performance continuing once the company exits from its court-administered rehab status. This will allow further capital investments to be

made to improve its water network and services, thereby raising revenues further. Landco for its part is experiencing robust sales in its various developments, and is likely to increase its revenues in the second half as more of these developments are completed," said **MPIC Chairman Manuel V. Pangilinan.**

Maynilad: A Major Source of Core Revenues and Income

The investment in **Maynilad Water Services, Inc.** was completed in January 2007, after the consortium company, **DMCI-MPIC Water Company (DMCI-MPIC)** won the bid in December 2006. Its results are being proportionately consolidated for the first time this year.

For the first six months of 2007, Maynilad contributed Pesos 305.3 million to MPIC's core income, with encouraging trends in new connections and lower water loss being part of the many improvements across various performance indicators. Non-revenue water improved to 65% from a 2006 average of 68%, with total volume of water billed growing 10% to 141 million cubic meters from 127 million cubic meters. Total billed customers also increased to 695,785 as of end-June compared with 677,985 as of year-end 2006.

Earnings attributable to MPIC were reduced by financing charges and operating expenses incurred at the DMCI-MPIC level amounting to Pesos 151.9 million. The financing charges relate to the loans availed from affiliates of First Pacific and Ashmore to fund the Standby Letters of Credit (SBLC) required for the acquisition of Maynilad. These were partially offset by financing income from cash deposits securing the same SBLCs.

Landco: Rising to New Highs

Landco Pacific Corporation reported net profit of Pesos 109.0 million in the first six months of 2007 versus a restated loss of Pesos 129.0 million last year. Landco contributed P56.2 million in the first half of 2007 versus last year's restated loss of Pesos 66.0 million in the same period. The restated loss in the first half of 2006 resulted from a change in accounting policy which recognizes revenues from the installment method to percentage of completion. Revenues in this first half jumped 189% to Pesos 992.3 million from Pesos 343.5 million in the same period last year, from the sale of residential resort projects including Ponderosa Leisure Farms, Amara en Terrazas, Playa Calatagan, Leisure Farms, Terrazas de Punta Fuego and Montelago.

Landco's operating expenses for the period decreased slightly to Pesos 370.0 million from Pesos 375.5 million, mainly accounted for by lower marketing costs for new projects during the period. Financing income for the period reached Pesos 47.6 million compared with financing income of Pesos 15.4 million last year, reflecting higher earnings from the accretion of installment receivables.

Medical Doctors Inc.: The Healthcare Leader Builds Its Future

In May 2007, MPIC subscribed to Pesos 750.0 million out of a total Pesos 961.0 million in Convertible Subordinated Notes issued by **Medical Doctors Incorporated (MDI).** MDI operates and manages the **Makati Medical Center (MMC**). These Notes were offered by MDI to fund the construction of a new medical building and to upgrade its existing hospital facilities and equipment at Makati Med. To-date, MPIC has converted into equity Pesos 120.0 million of the Notes it holds, equivalent to 8% equity ownership in Makati Med. On full conversion, MPIC will own approximately 33% of Makati Med.

The profit performance of MDI in the first half of 2007 show a marked improvement of 120.4% in its net income of Pesos 125.2 million compared with Pesos 56.8 million for the same period in 2006. The numbers produced by Makati Med are not reflected in MPIC's first half results.

Throughout the rest of 2007, MMC will be accelerating the pace of its multi-year Facilities Improvement Program, fueled by the Pesos 961.0 million in convertible notes. This redevelopment, renovation, expansion and upgrade program is intended to position MMC as an international-standard

healthcare facility. In spite of the renovation work going on within the existing hospital and the construction work in what was formerly the adjacent open parking lot, MMC is expected to maintain the high standard of healthcare it has become known for.

2007 Outlook

"The recent signing of the Prepayment and Settlement Agreement with Maynilad's existing creditors and the Transitional and Clarificatory Agreement between the MWSS and Maynilad will allow us to move towards making sizeable investments in improving its network and services, which will further reduce its non-revenue water while at the same time permitting it to expand the number of households and establishments it serves. We are confident that Maynilad will show a marked profit improvement this year compared with last year, and will provide a significant base for our own growth," stated **Jose Ma. K. Lim, MPIC's President and Chief Executive Officer**.

"We look to Landco to continue to contribute to our operating profits as it rides on the momentum of its sales growth this year, especially its recently-launched developments such as Hacienda Escudero and the Tribeca in Sucat, Parañaque," said Lim.

"Medical Doctors Inc. looks to be achieving net income in excess of Pesos 250.0 million for the year. We look to either the interest income from the unconverted Notes, or the equity share from the Notes converted into equity, to impact MPIC's year-end numbers," continued Lim.

"Whilst MPIC looks forward to the recurring profit streams from our existing investments, we are likewise keen to explore other opportunities the market may present," Lim concluded.

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METRO PACIFIC INVESTMENTS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 June (In thousand pesos)	2007	2006
Revenue and other income		
Revenue from real estate sold	1,012,690	429,924
Sale of services	1,720,577	-
Interest income	321,031	87,513
Share in net earnings of associates	12,772	11,127
Other income	2,635,110	179,868
	5,702,179	708,432
Cost and expenses		
Cost of real estate sold	(487,716)	(207,191)
Cost of services	(811,776)	-
General and administrative expenses	(769,587)	(396,426)
Interest charges	(2,391,048)	(57,729)
Share in net losses of associates	(2,977)	-
Other expense	(462,606)	(596,467)
	(4,925,710)	(1,257,812)
Income / (loss) before taxation	776,469	(549,380)
Taxation	(30,155)	(19,893)
Net income / (loss) for the period	746,314	(569,273)
Attributable to:		
Equity holders of the parent	**568,033**	**(522,047)**
Minority interests	178,281	(47,226)
	746,314	(569,273)

(in thousands)		
Basic weighted average number of common shares in issue	1,230,713	18,753,473
Common shares in issue on full conversion of Convertible Notes and Warrants	4,469,829	n/a
Basic earning / (loss) per share (in centavos)	46.15	(2.78)
Fully-diluted earnings per share	15.68	n/a

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect MPIC's business and results of operations. Although MPIC believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Randolph T. Estrellado
Chief Finance Officer
Telephone: +632.888.0802

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632.888.0888

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at **www.mpic.com.ph**.

END